Brian J. Kearns
Chief Financial Officer
November 7, 2006
Jim B. Rosenberg
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Dear Mr. Rosenberg:
I am in receipt of your SEC comment letter dated October 26, 2006. I am writing this letter to request an extension of Lannett’s required response date to this comment letter.
Lannett Company is requesting that our response to the above referenced SEC comment letter be submitted no later than Friday, November 24, 2006 in order to provide you with a complete and thorough response.
I appreciate your consideration of this extension request and would like to thank you in advance for being available to address potential questions as we respond to your comments.
Sincerely,
Brian J. Kearns
cc. Mark Brunhofer
cc. Kevin Woody